07025176

RECEIVED

2007 JUL 12 P 1:19

OFFICE OF INTERNATI CORPORATE FI...

July 10, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

SUPPL

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between April 1, 2007 and June 30, 2007, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Yohei Murakami, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone +81-3-3435-2122, facsimile +81-3-5402-7391, e-mail address: murakami_yohei@khi.co.jp

Very truly yours,

PROCESSED
JUL 17 2007
THOMSON FINANCIAL

KAWASAKI HEAVY INDUSTRIES, LTD.

By Y. Kishi

Name: Yasuhiro Kishi

Title : Manager,

Finance & Accounting Department

dlw 7/13

ANNEX

List of Documents published between April 1, 2007 and June 30, 2007

1. Extraordinary Report of resignation from representative director, which was filed with the Financial Services Agency of Japan dated April 2, 2007
   (Exhibit 1, Summary English translation attached)

2. Revision of the Outlook for Performance for Fiscal Year ended March 31, 2007 dated April 20, 2007 (Press release)
   (Exhibit 2, Summary English translation attached)

3. Flash financial results for the year ended March 31, 2007 (on consolidated basis) dated April 27, 2007 (Press release)
   (Exhibit 3, Summary English translation attached)

4. Notice of General Meeting of Shareholders dated June 5, 2007
   (Exhibit 4, Summary English translation attached)

5. Resolutions of General Meeting of Shareholders dated June 27, 2007
   (Exhibit 5, Summary English translation attached)

6. Annual Business Report to the Shareholders
   (Exhibit 6, Summary English translation attached)

7. Annual Securities Report dated June 27, 2007 which was filed with the Financial Services Agency of Japan describing the Company's capital, management, business, financial statements for the year ended March 31, 2007 and other matters concerning the Company
   (Exhibit 7, Summary English translation attached)

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成19年4月2日
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　大 橋 忠 晴
【本店の所在の場所】	神戸市中央区東川崎町３丁目１番１号
【電話番号】	(078) 682－5001 (大代表)
【事務連絡者氏名】	財務経理部副部長　村 上 雄 二
【最寄りの連絡場所】	神戸市中央区東川崎町１丁目１番３号 (神戸クリスタルタワー)
【電話番号】	(078) 371－9551
【事務連絡者氏名】	財務経理部副部長　村 上 雄 二
【縦覧に供する場所】	川崎重工業株式会社東京本社 (東京都港区浜松町２丁目４番１号 (世界貿易センタービル)) 川崎重工業株式会社関西支社 (大阪市北区堂島浜２丁目１番29号 (古河大阪ビル)) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜１丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄３丁目３番17号)

1 【提出理由】

当社の代表取締役に異動がありましたので、証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第９号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

（1）代表取締役の氏名、職名、生年月日および所有株式数

① 代表取締役でなくなる者

氏名	旧職名	生年月日	所有株数
吉野　隆	常務取締役 代表取締役	昭和18年５月29日生	98千株

（2）異動年月日

平成19年４月１日

以上

EXHIBIT 1

(Summary Translation)

Extraordinary Report of resignation from representative director, which was filed with the Financial Services Agency of Japan dated April 2, 2007

– – – – – – – – – – – – – –

The following representative directors resigned from the title as of April 1, 2007

Takashi Yoshino (currently Senior Vice President)

Kawasaki Report

川崎重工業株式会社　www.khi.co.jp　広報室（東京）Tel. (03) 3435-2130
（神戸）Tel. (078) 371-9531

NO. 2007005　　　　2007年4月20日

各　位

会社名　川崎重工業株式会社
代表者名　取締役社長　大橋 忠晴
コード番号　7012 東京① 大阪① 名古屋①
問合せ先責任者　財務経理部長　髙尾　光俊
問合せ先窓口　広報室（TEL 03-3435-2130）

平成19年３月期　業績予想の修正に関するお知らせ

川崎重工は、平成18年10月31日の中間決算発表時に公表した平成19年３月期（平成18年４月１日～平成19年３月31日）の連結および単独の業績予想の修正について、下記のとおりお知らせします。

記

１．平成19年３月期業績予想の修正

(1) 連結業績予想の修正　　（単位：百万円）

	売上高	経常利益	当期純利益
前回予想　(A) （平成18年10月31日公表）	1,430,000	40,000	26,000
今回予想　(B)	1,438,600	49,000	29,700
増減額　(B−A)	8,600	9,000	3,700
増減率	0.6%	22.5%	14.2%
（ご参考） 前期（平成18年３月期）実績	1,322,487	30,885	16,467

(2) 単独業績予想の修正　　（単位：百万円）

	売上高	経常利益	当期純利益
前回予想　(A) （平成18年10月31日公表）	900,000	25,000	17,000
今回予想　(B)	919,600	33,800	21,300
増減額　(B−A)	19,600	8,800	4,300
増減率	2.1%	35.2%	25.2%
（ご参考） 前期（平成18年３月期）実績	845,957	23,371	13,625

２．修正の理由

売上高については、前回発表予想から大きな修正はありません。

経常利益・当期純利益については、コストダウン・固定費削減による損益改善に加え、為替レートが想定より円安に推移したため、前回発表予想を上回る見込みです。

以上

EXHIBIT 2

FOR RELEASE: April 20, 2007

Notice Concerning Revision of the Outlook for Performance for Fiscal Year Ended March 31, 2007

Kawasaki Heavy Industries, Ltd.(KHI) today has announced revision of the outlook for performance published on October 31, 2006 for the fiscal year ended March 31, 2007 as follows.

1. Revision of the Outlook for Performance (Consolidated)

(Millions of yen)

	Net sales	Net income
Previous forecast announced on October 31, 2006(A)	1,430,000	26,000
Revised forecast announced today (B)	1,438,600	29,700
Change (B)−(A)	8,600	3,700
% Change	0.6%	14.2%
Results for the previous fiscal year (for reference only)	1,322,487	16,467

2. Reasons for the Revision

There is no large change in the forecast of net sales.
As for the forecast of net income, KHI expects it to improve due to cost reduction and the effects of yen depreciation.

- End of document-

(財) 財務会計基準機構会員

平成19年3月期 決算短信

平成 19年 4月 27日

上場会社名 川崎重工業株式会社 上場取引所 東①、大①、名①
コード番号 7012 (URL http://www.khi.co.jp/)
代表者 役職名 取締役社長 氏名 大橋 忠晴
問合せ先責任者 役職名 財務経理部長 氏名 髙尾 光俊
問合せ先窓口 広報室 TEL (03) 3435 - 2130
定時株主総会開催予定日 平成19年6月27日 配当支払開始予定日 平成19年6月28日
有価証券報告書提出予定日 平成19年6月27日

(百万円未満切捨て)

1. 19年3月期の連結業績（平成18年4月1日 ～ 平成19年3月31日）

(1)連結経営成績 (%表示は対前期増減率)

	売上高		営業利益		経常利益		当期純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
19年3月期	1,438,618	8.7	69,141	65.4	49,052	58.8	29,771	80.7
18年3月期	1,322,487	6.5	41,794	68.9	30,885	46.8	16,467	43.5

	1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	自己資本当期純利益率	総資産経常利益率	売上高営業利益率
	円 銭	円 銭	%	%	%
19年3月期	18.94	17.23	11.2	3.7	4.8
18年3月期	11.20	9.45	7.5	2.4	3.1

(参考) 持分法投資損益 19年3月期 2,693 百万円 18年3月期 △196 百万円

(2)連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円 銭
19年3月期	1,357,979	295,377	21.3	175.01
18年3月期	1,284,085	237,588	18.5	152.53

(参考) 自己資本 19年3月期 290,427 百万円 18年3月期 ー 百万円

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
19年3月期	45,859	△43,312	△1,306	39,228
18年3月期	45,760	△36,510	△16,720	37,505

2. 配当の状況

	1株当たり配当金			配当金総額(年間)	配当性向(連結)	純資産配当率(連結)
(基準日)	中間期末	期末	年間			
	円 銭	円 銭	円 銭	百万円	%	%
18年3月期	-	3.00	3.00	4,672	28.3	2.1
19年3月期	-	5.00	5.00	8,297	27.8	3.0
20年3月期(予想)	-	5.00	5.00		25.1	

3. 20年3月期の連結業績予想（平成19年4月1日 ～ 平成20年3月31日）

(%表示は、通期は対前期、中間期は対前年中間期増減率)

	売上高		営業利益		経常利益		当期純利益		1株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円 銭
中間期	710,000	9.9	26,000	1.7	26,000	27.6	16,000	40.1	9.64
通期	1,480,000	2.8	62,000	△10.3	53,000	8.0	33,000	10.8	19.89

April 27, 2007
(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH CONSOLIDATED FINANCIAL RESULTS

For the years ended March 31, 2007 and 2006

Operating results

	Millions of yen		%	Thousands of U.S. dollars
	2007	2006	**Change**	*2007*
Net sales	¥ **1,438,619**	¥ 1,322,487	**+9%**	*$ 12,182,395*
Operating income	**69,142**	41,795	**+65%**	*585,503*
Net income	**29,772**	16,467	**+81%**	*252,113*
Net income per share (Yen)	**18.9**	11.2		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets
As of March 31, 2007	¥ **1,357,980**	¥ **295,378**	**21%**
As of March 31, 2006	1,284,085	237,588	19%
As of March 31, 2007	*$ 11,499,534*	*$ 2,501,295*	–

	Yen / U.S. dollars	Thousand shares
	Shareholders' equity per share	Number of shares issued and outstanding
As of March 31, 2007	¥ **175.0**	**1,659,415**
As of March 31, 2006	152.5	1,557,507
As of March 31, 2007	*$ 1.48*	–

Cash flows

	Millions of yen		Thousands of U.S. dollars
	2007	2006	*2007*
Operating activities	¥ **45,860**	¥ 45,761	*$ 388,348*
Investing activities	**(43,312)**	(36,510)	*(366,771)*
Financing activities	**(1,306)**	(16,721)	*(11,059)*
Cash and cash equivalents at end of year	**39,228**	37,506	*332,187*

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2008	¥ 1,480,000	¥ 33,000

RECEIVED
2007 JUL 12 P 1:19
FICE OF INTERNATIO
CORPORATE FINANCE

証券コード 7012

平成19年6月5日

株 主 各 位

神戸市中央区東川崎町3丁目1番1号
(本社事務所)
神戸市中央区東川崎町1丁目1番3号
川崎重工業株式会社
取締役社長 大 橋 忠 晴

第184期定時株主総会招集ご通知

拝啓 ますますご清祥のこととお喜び申しあげます。

さて、当社第184期定時株主総会を下記のとおり開催いたしますので、ご出席くださいますようご通知申しあげます。

なお、当日ご出席願えない場合は、お手数ながら後記の「株主総会参考書類」をご検討のうえ、書面又は電磁的方法（インターネット等）により、平成19年6月26日午後5時までに議決権をご行使いただきますようお願い申しあげます。

[郵送による議決権行使の場合]

同封の議決権行使書用紙に議案に対する賛否をご表示のうえ、上記行使期限までに到着するようご返送ください。

[インターネットによる議決権行使の場合]

同封の議決権行使書用紙に記載しております議決権行使コードとパスワードによりインターネットウェブサイト（http://www.web54.net）にアクセスし、画面の案内にしたがって賛否を入力いただき、議決権をご行使ください。

なお、議決権のご行使にあたっては、後記46ページから47ページに記載の「インターネットによる議決権行使について」をお読みください。

敬 具

[Translation for Reference Purposes Only]

Securities Code: 7012
June 5, 2007

Dear Shareholders

Tadaharu Ohashi
President
Kawasaki Heavy Industries, Ltd.
1-1 Higashikawasaki-cho 3-chome,
Chuo-ku, Kobe

NOTICE OF THE 184TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We would like to invite you to the 184th Ordinary General Meeting of Shareholders of Kawasaki Heavy Industries, Ltd. (the "Company"), to be held as outlined below.

If you are unable to attend, you may vote in writing or via an electronic method such as the Internet and are respectfully requested to exercise your voting rights by 5 p.m., on June 26, 2007. To exercise your voting rights, please refer to the attached "Reference Documents for the Ordinary General Meeting of Shareholders."

[Voting by Mail:]
Please indicate your approval or disapproval on the "Voting Rights Exercise Form" and mail it so that it will reach us by the aforementioned deadline.

[Voting via the Internet:]
Alternatively, you may vote via the Internet (http://www.web54.net) using your ID and temporary password printed on the "Voting Rights Exercise Form." When you access the Web site, please follow the instructions on the computer display and input your approval or disapproval.

1. Date and Time: Wednesday, June 27, 2007, 10 a.m. (Doors open at 9 a.m.)

2. Place: 4F, Kobe Joho Bunka Building, Kobe Shimbun Matsukata Hall, 5-7, Higashikawasaki-cho 1-chome, Chuo-ku, Kobe

EXHIBIT 5

証券コード　7012

平成19年6月27日

株　主　各　位

神戸市中央区東川崎町3丁目1番1号
(本社事務所)
神戸市中央区東川崎町1丁目1番3号
川崎重工業株式会社
取締役社長　大　橋　忠　晴

第184期定時株主総会決議ご通知

拝啓　ますますご清祥のこととお喜び申しあげます。

さて、本日開催の当社第184期定時株主総会において、下記のとおり報告並びに決議されましたので、ご通知申しあげます。

敬　具

記

報告事項　1. 第184期(平成18年4月1日から平成19年3月31日まで)事業報告、連結計算書類並びに会計監査人及び監査役会の連結計算書類監査結果報告の件

2. 第184期(平成18年4月1日から平成19年3月31日まで)計算書類報告の件

本件は、上記の内容を報告いたしました。

第1号議案　剰余金の処分の件

本件は、原案どおり承認可決され、第184期の期末配当金を1株につき5円と決定いたしました。

第2号議案　定款一部変更の件

本件は、原案どおり公告方法を電子公告とするとともに、やむを得ない事由によって電子公告によることができない場合の措置を定めるよう所要の変更を行うこととして承認可決されました。

Securities Code: 7012
June 27, 2007

Dear Shareholders

Tadaharu Ohashi
President
Kawasaki Heavy Industries, Ltd.
1-1 Higashikawasaki-cho 3chome,
Chuo-ku, Kobe

RESOLUTIONS OF THE 184TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We inform you of the resolutions of the 184th Ordinary General Meeting of Shareholders of Kawasaki Heavy Industries, Ltd. held in Kobe on June 27, 2007 as follows:

Reported:

1. The Business Report, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and Board of Corporate Auditors for the 184th Business Term (from April 1, 2006 to March 31, 2007)
2. The Non-Consolidated Financial Statements for the 184th Business Term (from April 1, 2006 to March 31, 2007)

The details of the above documents were reported.

Resolutions:

No.1: Appropriation of Retained Earnings

This proposal was approved as originally proposed. The dividend per ordinary share was determined to be ¥5.

No.2: Partial Amendments to the Articles of Incorporation

This proposal was approved as originally proposed. Revisions are described below.

: The method of publication of notices was changed from publishing in the *Nihon Keizai Shimbun* to make electronic publication of notices as well as prescribing measures in case electronic publication of notices cannot be made for inevitable reasons.



第184期

BUSINESS REPORT

平成18年4月1日 ▸▸▸ 平成19年3月31日

Kawasaki

川崎重工業株式会社

証券コード：7012

EXHIBIT 6

(Brief description)

Annual Business Report to the Shareholders (The 184th Business Term)

[Financial Highlights]

[Greetings]

[Outline of Business]

Shipbuilding
Rolling Stock & Construction Machinery
Aerospace
Gas Turbines & Machinery
Plant & Infrastructure Engineering
Consumer Products & Machinery
Others

[Topics]

[Consolidated Financial Statements March 31, 2007]

[Non-Consolidated Financial Statements March 31, 2007]

[Corporate Data]

Date of Foundation
Paid-in Capital
Number of Employees
Head Office
Board of Directors
Number of Shares Outstanding
Number of Shareholders
Major Shareholder

EXHIBIT 7

【表紙】

【提出書類】　有価証券報告書

【根拠条文】　証券取引法第24条第１項

【提出先】　関東財務局長

【提出日】　平成19年６月27日

【事業年度】　平成18年度(自　平成18年４月１日　至　平成19年３月31日)

【会社名】　川崎重工業株式会社

【英訳名】　Kawasaki Heavy Industries, Ltd.

【代表者の役職氏名】　取締役社長　　大　橋　忠　晴

【本店の所在の場所】　神戸市中央区東川崎町３丁目１番１号

【電話番号】　(078) 682-5001 (大代表)

【事務連絡者氏名】　財務経理部副部長　　村　上　雄　二

【最寄りの連絡場所】　神戸市中央区東川崎町１丁目１番３号
(神戸クリスタルタワー)

【電話番号】　(078) 371-9551

【事務連絡者氏名】　財務経理部副部長　　村　上　雄　二

【縦覧に供する場所】　川崎重工業株式会社東京本社
(東京都港区浜松町２丁目４番１号
(世界貿易センタービル))
川崎重工業株式会社関西支社
(大阪市北区堂島浜２丁目１番29号 (古河大阪ビル))
株式会社東京証券取引所
(東京都中央区日本橋兜町２番１号)
株式会社大阪証券取引所
(大阪市中央区北浜１丁目８番16号)
株式会社名古屋証券取引所
(名古屋市中区栄３丁目３番17号)

EXHIBIT 7

(Brief description)

Annual Securities Report dated June 27, 2007

Annual Securities Report for the period from April 1st, 2006 to March 31st, 2007, describing the Corporation's capital, management, business, financial statements for the year and other matters concerning the Corporation.

[Contents]

END